Exhibit 99.21

Bitfarms Announces Hydro Quebec Has Reconfirmed Power Supply of
52 MWs for a Total Portfolio of 160 Megawatts

TORONTO & BROSSARD, Québec--(BUSINESS WIRE)--May 15, 2020--Bitfarms Ltd. (“Bitfarms” or the “Company”) (TSXV:BITF) is a blockchain infrastructure company that operates one of the largest cryptocurrency mining operations in North America and is pleased to announce that Hydro-Quebec has reconfirmed the Company’s access to its distribution network of clean and reliable hydroelectricity. Specifically, the Hydro-Quebec acknowledges existing arrangements with respect to Bitfarms’ portfolio of 52 megawatts (MWs) of electricity with Hydro Quebec, of which 28 MWs is currently unused and remains available to Bitfarms for future development. In addition to Hydro-Quebec, Bitfarms has agreements with municipal electricity distributors in Quebec for a total power portfolio of 160 MW, 53MW of which is currently used to power the Company’s approximately 29,000 ASIC computers generating approximately 780 petahash daily, on average, of computer power on the Bitcoin network.

“We are extremely pleased with our relationship with Hydro-Quebec and this confirmation provides clarity and certainty to our future access to power in Quebec to continue our ongoing growth” said interim CEO and Chief Strategy Officer, Emiliano Grodzki.

About Bitfarms Ltd.

The Company owns and operates computing centres that power the global decentralized financial economy. Bitfarms provides computing power to cryptocurrency networks such as Bitcoin, earning fees from each network for securing and processing transactions. Powered by clean and competitively priced hydroelectricity, Bitfarms operates 5 computing centres in Québec, Canada. Bitfarms’ experienced management team includes industrial scale data centre operators and capital markets professionals, focused on building infrastructure for the future by developing and hosting the ecosystem growing around blockchain-based technologies.

To learn more about Bitfarms’ events, developments and online communities:

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Website:

www.bitfarms.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities laws that are based on expectations, estimates and projections as at the date of this news release. The information in this release about estimates, projections, future plans and objectives of the Company, including ability to access electricity in the future or to fund or grow the Company’s operations are forward-looking statements.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. The forward-looking statements contained in this press release are made as of the date of this press release. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts

For investor inquiries, please contact:

Ryan Hornby

Executive Vice President and General Counsel

+1.647.619.7804

For media inquiries, please contact:

Marc Duchesne

+1.514.277.3508

marc@ryanap.com